Exhibit 3.794

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 04:30 PM 08/05/2002 020497932 — 3555444
CERTIFICATE OF FORMATION
OF
REPUBLIC SERVICES OF INDIANA TRANSPORTATION, LLC
     1. The name of the limited liability company is REPUBLIC SERVICES OF INDIANA TRANSPORTATION, LLC.
     2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of REPUBLIC SERVICES OF INDIANA TRANSPORTATION, LLC, this 5th day of August, 2002.
REPUBLIC SERVICES OF INDIANA TRANSPORTATION, LLC
By It’s sole member:	REPUBLIC SERVICES OF INDIANA, LIMITED PARTNERSHIP

By It’s general partner:	Republic Services, Inc.

/s/ David A. Barclay
David A. Barclay, Sr. Vice President
Assistant Secretary & General Counsel